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WRITER’S EMAIL ADDRESS:
astolper@shearman.com

August 31, 2009

By Edgar and Federal Express

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C.  20549-7010

Re:	Ecopetrol S.A. Registration Statement on Form F-4 (File No. 333-160965) filed on July 31, 2009

Dear Mr. Schwall:

On behalf of Ecopetrol S.A. (the “Company”) we would like to thank you for your letter dated August 21, 2009 setting forth comments of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the registration statement on Form F-4 of the Company submitted to the SEC on July 31, 2009.

This letter sets forth the Company’s responses to the Staff’s comments on the registration statement.  For convenience and to facilitate the Staff’s review, the Company has reproduced below in bold text the Staff’s comments and has provided responses immediately below the comments.  As requested, the Company is amending its registration statement in response to the Staff’s comments and is also providing a marked copy of the amendment to the Staff.

In providing these responses, and in response to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to Staff comments in the filings or submissions reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 31, 2009

You may reach me by telephone at (212) 848-5009 or by fax at (646) 848-5009 or Alejandro Gordano at (212) 848-4842 with any questions and comments you may have.

Very truly yours,

/s/ Antonia E. Stolper

Antonia E. Stolper

Enclosures

cc.	Javier G. Gutiérrez
Adriana M. Echeverri

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 31, 2009

RESPONSES TO SEC COMMENT LETTER

General

1.
We note you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

Attached to this response letter as Annex I is a supplemental letter from the Company stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

2.
You state on the cover page that a holder may withdraw a tender of old notes at any time prior to the expiration of the exchange offer.  However, you indicate at page 54 that a holder may withdraw its tendered old notes “[u]nless [you] have already accepted the old notes under the exchange offer.”  Please clarify the withdrawal rights applicable to the exchange offer.

Response:

The Company has amended its disclosure on the cover page of the prospectus and on page 54 to clarify that a holder may withdraw its tendered old notes until the scheduled expiration date.

Cover Page

3.	Please revise the cover page of your prospectus to disclose the following information:

•	broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•
broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:

The Company has amended its disclosure on the cover page of the prospectus to include the requested information pertaining to broker dealers.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 31, 2009

4.	Please disclose on the prospectus cover page the principal amount of the debt securities being exchanged. See Item 1 of Form F-4.

Response:

The Company has amended its disclosure on the cover page of the prospectus to include the principal amount of the debt securities being exchanged.

The Exchange Offer, page 50

5.
Please remove any implication that you have not included in the prospectus all material information regarding the exchange offer.  In that regard, we note your statement at page 50 that the disclosure set forth under the heading “The Exchange Offer” may not contain all the information that a holder should consider regarding the exchange offer and the registration rights agreements before participating in the exchange offer.

Response:

The Company has amended its disclosure on page 50 to remove any implication that it has not included in the prospectus all material information regarding the exchange offer.

Holders’ Deemed Representations, Warranties and Undertakings, page 52

6.
We note your disclosure that by tendering the old notes pursuant to the terms of the exchange offer, holders are deemed to make certain acknowledgements, representations, warranties and undertakings.  Please remove the representation that holders have “reviewed” the prospectus and revise the fourth numbered representation to eliminate the reference to broker-dealers.  In addition, please add a representation that any broker-dealer participating in the exchange offer has not entered into any arrangement or understanding with you or any of your affiliates to distribute the notes.

Response:

The Company has amended its disclosure on page 52 to remove the representation that holders have “reviewed” the prospectus and revised the fourth numbered representation to eliminate the reference to broker-dealers.  Additionally, the Company has amended its disclosure on page 53 to include a new representation (numbered 14) that any broker-dealer participating in the exchange offer has not entered into any arrangement or understanding with the Company or any of its affiliates to distribute the notes.

Procedures for Tendering Old Notes, page 53

7.
We note your disclosure regarding the process for tendering notes that are issued in definitive certificated form.  If you intend to use a letter of transmittal, please include a draft of such letter as an exhibit to your next amendment.

Response:

There are no certificated notes outstanding so the reference to procedures to exchange such notes has been eliminated.  The Company does not intend to use a letter of transmittal.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 31, 2009

8.
Please confirm that all participants in the exchange offer will be required to provide the representations and acknowledgements set forth under the heading “Holders’ Deemed Representations, Warranties and Undertakings” at page 52, as revised.

Response:

The Company has amended its disclosure on page 52 to clarify that holders are making actual representations with respect to the exchange offer.

Financials Statements, page F-1.

9.	Please provide updated financial statements and other financial information as required by Item 14 of Form F-4.

Response:

The Company has included its unconsolidated financial statements as of June 30, 2009 and December 31, 2008 and for the six-month periods ended June 30, 2009 and 2008 as required by Item 14 of Form F-4.

*           *           *

Annex I

[LETTERHEAD OF ECOPETROL S.A.]

August 31, 2009

By Edgar and Federal Express

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attention:  Filing Desk

Ecopetrol S.A.
Registration Statement on Form F-4

Ladies and Gentlemen:

Ecopetrol S.A., a Colombian mixed economy company (the “Company”), filed on July 31, 2009 a registration statement on Form F-4 (Registration No. 333-160965) and an amendment to such registration statement on the date hereof (as so amended, the “Registration Statement”), with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”) of up to U.S.$1,500,000,000 aggregate principal amount of the Company’s 7.625% notes due 2019 (the “Exchange Notes”), in connection with the offer by the Company to exchange its Exchange Notes for an equal principal amount of the Company’s outstanding unregistered 7.625% notes due 2019 issued on July 23, 2009 (the “Unregistered Notes”; and such exchange offer being the “Exchange Offer”).  The appropriate filing fee of U.S.$83,700 was wired to the Securities and Exchange Commission on July 30, 2009.

The Company makes the following representations in connection with the Registration Statement:

1.      The Company is registering the Exchange Offer in accordance with interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991) and  Shearman & Sterling (available July 2, 1993).

2.      The Company and its affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  Each tendering holder will represent the foregoing by participating in the Exchange Offer.

3.      The Company will make each person participating in the Exchange Offer aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offer to participate in a distribution of the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.  See “The Exchange Offer—Resale of New Notes” in the Prospectus.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4.      The Company will make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who acquired Unregistered Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Unregistered Notes pursuant to the Exchange Offer, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus as supplemented and amended from time to time, in connection with any resale of the Exchange Notes.  See “Plan of Distribution” in the Prospectus.

5.      The Company has provided in the “Exchange Offer – Acceptance of Old Notes for Exchange; Delivery of New Notes” section of the Prospectus that an agent’s message transmitted through DTC’s ATOP system will have to acknowledge and agree to be bound by the terms set forth under the “Exchange Offer – Holders’ Representations, Warranties and Undertakings” section of the Prospectus (see pages 52 through 54 of such Prospectus), which provides:

“By tendering your old notes pursuant to the terms of the exchange offer, you are making certain acknowledgments, representations, warranties and undertakings to the issuer and the exchange agent, including that, as of the time of your tender and on the settlement date:

1.	you have received this prospectus;

2.	any new notes you receive in exchange for old notes tendered by you inthe exchange offer will be acquired in the ordinary course of business byyou;

3.
you own, or have confirmed that the party on whose behalf you are actingowns, the old notes being offered, and have the full power and authority tooffer for exchange the old notes offered by you, and that if the same are accepted for exchange by the issuer pursuant to the exchange offer, the issuer will acquire good and marketable title thereto on the settlement date, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

4.	neither you nor any such holder of old notes is engaged in, or intends toengage in, a distribution of the new notes;

5.	neither you nor any person who will receive the new notes has anyarrangement or understanding with any person to participate in adistribution of the new notes;

6.	you are not an “affiliate” of ours, as that term is defined in Rule 405 of theSecurities Act;

7.
if you or any such other holder of old notes is a broker-dealer, you willreceive new notes for your own account in exchange for old notes thatwere acquired by you as a result of market-making activities or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale of such new notes. However, by so acknowledging and by delivering a prospectus, you or such other person will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

8.
the exchange offer is being made in reliance upon existing interpretationsby the staff of the SEC set forth in interpretive letters issued to partiesunrelated to the issuer that the new notes issued in exchange for the old notes pursuant to the exchange offer may be offered for sale, resold and otherwise transferred by holders thereof (other than any such holder that is an “affiliate” of the issuer within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holder’s business an such holder has no arrangement or understanding with any person to participate in the distribution of such new notes;

9.
you acknowledge that your exchange offer constitutes an irrevocable offerto exchange the old notes specified therein for new notes, on the terms andsubject to the conditions of the exchange offer (and subject to the issuer’s right to terminate or amend the exchange offer and to your right to withdraw your acceptance prior to 5:00 P.M, New York City time, on      , 2009, in either case in the manner specified in this prospectus);

10.
all questions as to the form of all documents and the validity (includingtime of receipt) and acceptance of tenders will be determined by theissuer, in its sole discretion, which determination shall be final and binding;

11.	you will, upon request, execute and deliver any additional documentsdeemed by the exchange agent or the issuer to be necessary or desirable tocomplete such exchange;

12.
(a) if your old notes are held through an account at DTC, you have (1)delivered your old notes by book-entry transfer to the account maintainedby the exchange agent at the book-entry transfer facility maintained by DTC and (2) you have transmitted your acceptance of the exchange offer to DTC electronically through DTC’s ATOP system in accordance with DTC’s normal procedures; or (b) if your old notes are held through an account at Euroclear or Clearstream Banking, Luxembourg, société anonyme (“Clearstream, Luxembourg”), you have delivered or caused to be delivered instructions to Euroclear or Clearstream, Luxembourg, as the case may be, in accordance with their normal procedures, to take the steps referred to in clause (a) above with respect to your old notes;

13.
you authorize the exchange agent, DTC, Euroclear and/or Clearstream,Luxembourg, as the case may be, to take those actions specified in thisprospectus with respect to the old notes that are the subject of the exchange offer; and

14.	if you are a broker-dealer who is participating in the exchange offer, youhave not entered into any arrangement or understanding with the Companyor any of its affiliates to distribute the new notes.”

[Signature page follows on next page]

Very truly yours,

ECOPETROL S.A.

By:	/s/ Javier G. Gutiérrez
Name: Javier G. Gutiérrez
Title: President and Chief Executive Officer